UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2010
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from                      to
Commission File Number 0-13928
U.S. Global Investors, Inc. 401(k) Plan
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
U.S. GLOBAL INVESTORS, INC.
7900 Callaghan Road
San Antonio, Texas 78229
Telephone Number: 210-308-1234
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

U.S. Global Investors, Inc. 401(k) Plan

U.S. Global Investors, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits (Unaudited)

	December 31,	December 31,
	2010	2009

Assets
Investments, at fair value:
Participant-directed investments	$5,836,943	$5,524,956
Profit sharing managed pool	1,274,039	874,304

Total investments	7,110,982	6,399,260

Receivables:
Employer contribution	307,378	306,579
Participant contributions	14,172	14,242
Participant loans	117,238	69,344
Interest and dividends	327	1,245

Total receivables	439,115	391,410

Total assets	7,550,097	6,790,670

Liabilities	—	—

Net assets available for benefits	$7,550,097	$6,790,670

The accompanying notes are an integral part of these financial statements.

U.S. Global Investors, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits (Unaudited)

Year Ended
December 31, 2010
Additions:
Additions to net assets attributed to:
Interest and dividend income	$73,820

Contributions:
Participants	457,288
Employer	532,475

989,763

Total additions	1,063,583

Deductions:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	15,466
Benefits paid to participants	287,876
Administrative expenses	814

Total deductions	304,156

Net increase in net assets available for benefits	759,427

Net assets available for benefits:
Beginning of year	6,790,670

End of year	$7,550,097

The accompanying notes are an integral part of these financial statements.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
1.	Description of Plan
U.S. Global Investors, Inc. (the “Company” or “USGI”) is a publicly held investment advisory company headquartered in San Antonio, Texas, with less than 100 employees.
USGI’s class A common stock trades on NASDAQ under the symbol “GROW.”
The following description of the U.S. Global Investors, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of the Company who have completed 500 hours of service within the six-month time period (effective January 1, 2011, 250 hours of services within the three-month time period) following employment date, or one year of service (minimum 1,000 hours). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
USGI is the Plan sponsor and administrator. Bank of Texas, N.A. a wholly owned subsidary of BOK Financial Corporation (“BOKF”), is the trustee, holds the Plan’s investments in trust and performs recordkeeping and certain administrative services for the Plan.
Participation
Participation in the Plan is voluntary. Eligible employees may enroll on any entry date, January 1, April 1, July 1 or October 1, after meeting the eligibility requirements.
Contributions
Participants may contribute a percentage of their compensation up to annual limitations set by law. The limitation for 2010 was $16,500 with an additional $5,500 catch-up contribution for participants age 50 or older. These contributions are withheld from a participant’s payroll and contributed to the Plan as a salary deferral. There are two types of salary deferrals: regular 401(k) deferrals and Roth 401(k) deferrals.
The Plan operates as a “safe harbor 401(k) plan.” As such, the Company will make a matching contribution equal to 100% of the salary deferrals that do not exceed 3% of a participant’s compensation plus 50% of the salary deferrals between 3% and 5% of the participant’s compensation. The Company match is calculated and funded each pay period; it is allocated at the time of remittance according to each participant’s investment selections.
The Plan has an automatic enrollment feature whereby, upon eligibility, the Company will withhold 2% of a participant’s compensation each payroll period to contribute to the Plan on a pre-tax basis. The default investment is the Fidelity Balanced Fund. A participant may elect at any time to select an alternative deferral amount or investment or not to defer.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
The Company may also make a discretionary profit-sharing contribution to the Plan that would be allocated to each eligible employee based on compensation. A participant must be actively employed on the last day of the Plan year to be eligible to receive a share of the profit-sharing contribution. The profit-sharing contribution is invested in a balanced pool of investments managed by the Company. The Company made a $300,000 discretionary contribution for 2010, which was remitted to the Plan subsequent to December 31, 2010, and accordingly, is included as a receivable in the accompanying statements of net assets available for benefits. The Company also made a $300,000 discretionary contribution for 2009 which was funded in 2010.
Any participant can make rollover contributions to the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately and always 100% vested in their entire account balance, including salary deferrals, Company contributions and actual earnings thereon.
Participant-Directed Investment Options
With the exception of the Profit Sharing Managed Pool, investments of the Plan are participant directed. A participant may direct contributions to and may transfer existing account balances between any of the following investment options.
U.S. Government Securities Savings Fund*
Vanguard Intermediate-Term Treasury Fund
Fidelity Balanced Fund
MAP Target 2020 Fund
MAP Target 2030 Fund
MAP Target 2040 Fund
MAP Target 2050 Fund
All American Equity Fund*
Holmes Growth Fund*
Global MegaTrends Fund*
Global Resources Fund*
World Precious Minerals Fund*
Gold and Precious Metals Fund*
Eastern European Fund*
Global Emerging Markets Fund*
China Region Fund*
U.S. Global Investors, Inc. Stock Fund (the “Stock Fund”)

*	Fund is in the U.S. Global Investors Funds series managed by USGI.
With the exception of the MAP Target Date Funds and the Stock Fund, all investment options are open-end mutual funds.
The MAP Target Date Funds, which are common trust funds, were added as investment options in 2010. Bank of Oklahoma, N.A., a wholly owned subsidary of BOKF, is trustee and custodian of these funds.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
The Stock Fund is a unitized fund, which means participants do not own shares of Company stock directly but rather own an interest in the unitized fund. The fund consists of class A common stock of the Company and a money market mutual fund for liquidity purposes. The value of a unit reflects the combined value of the Company stock and cash equivalents held by the fund. The Plan owns the underlying assets of shares in common stock and the money market mutual fund.
Participants may change their investment options and transfer amounts between investment options daily (current employees must comply with the Company’s Code of Ethics in making any such changes or transfers).
Payment of Benefits
On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or a rollover to another qualified plan or IRA. If the account value is between $1,000 and $5,000, the Plan administrator will roll the balance over to an IRA, unless the participant instructs to receive a lump-sum amount or rollover to another qualified account. If the account value exceeds $5,000, the participant must consent to the distribution before it can be made.
Distributions prior to termination of service are allowed under certain circumstances.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. The loan is secured by the balance in the participant’s account and bears interest at prime plus 1%. As of December 31, 2010, interest rates on outstanding participant loans ranged from 4.25% to 9.25% and maturity dates ranged from July 2011 to October 2015. Principal and interest is paid ratably through payroll deductions. Interest income from participant loans is included in Interest and Dividend Income.
Administrative Expenses
The Bank of Texas, N.A. receives compensation for its services in the form of quarterly administration fees and transaction fees. USGI voluntarily pays the quarterly administrative fees on behalf of the Plan. USGI paid plan administrative fees of $38,507 for the year ended December 31, 2010. Transaction fees relating to individual participant transactions, such as distribution and loan origination fees, are deducted from the respective participant’s account.
2.	Summary of Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Reclassifications
Participant loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year presentation.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
Investment Valuation
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.
Contributions
Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings. Matching Company contributions are recorded in the same period.
The discretionary Company profit-sharing contribution is funded annually, if made, and recorded in the applicable plan year.
Payment of Benefits
Benefits are recorded when paid.
Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements. This update requires a number of new disclosures, including disclosures of significant transfers into and out of Levels 1 and 2 and the reasons for such transfers, and requires information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. It also clarifies existing fair value disclosures about the level of disaggregation, inputs and valuation techniques. Except for the detailed Level 3 reconciliation disclosures, the guidance in the ASU is effective for annual and interim reporting periods in fiscal years beginning after December 15, 2009. The new disclosures for Level 3 activity are effective for annual and interim reporting periods in fiscal years beginning after December 15, 2010. Other than requiring additional disclosures, the adoption of this new guidance has not and will not have a material impact on the Plan’s financial statements.
In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, to clarify how loans to participants should be classified and measured by defined contribution plans. This ASU changed the classification of participant loans as notes receivable carried at amortized cost. The update requires that participant loans be segregated from plan investments and measured at their unpaid principal balance plus accrued but unpaid interest. The update is effective for fiscal years ending after December 15, 2010, with earlier application permitted, and shall be applied retrospectively. The Plan adopted this pronouncement on a retrospective basis effective beginning on January 1, 2010. Prior to adoption of this pronouncement, participant loans were held as an investment and carried at fair value. The Plan has reclassified amounts previously reported to conform to the current presentation. Other than the reclassification requirements, the adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 is effective for reporting periods beginning on or after December 15, 2011, with prospective application required. The Plan is currently evaluating the effect that adoption will have on its financial statements.
3.	Plan Trustee
The Bank of Texas, N.A. is the Plan trustee and holds the Plan’s investments in trust. It also performs recordkeeping and certain administrative services for the Plan. The Bank of Texas, N.A. receives compensation from the Company for its services and certain transaction fees from participants.
4.	Investments
The Plan’s investments, which are set forth in the following table, are held in a bank-administered trust fund. Investments that represent 5 percent or more of the Plan’s net assets available for benefits are identified with the * symbol.

	December 31,		December 31,
	2010		2009

U.S. Government Securities Savings Fund	$875,803	*	$790,877	*
Vanguard Intermediate-Term Treasury Fund	146,262		117,861
Fidelity Balanced Fund	164,839		77,769
All American Equity Fund	296,117		217,513
Holmes Growth Fund	488,737	*	431,657	*
Global MegaTrends Fund	126,453		101,386
Global Resources Fund	547,112	*	322,228
World Precious Minerals Fund	364,863		275,321
Gold and Precious Metals Fund	180,737		111,864
Eastern European Fund	344,308		325,222
Global Emerging Markets Fund	253,852		197,186
China Region Fund	265,809		228,454
MAP Target 2020 Fund	111		—
MAP Target 2030 Fund	111		—
MAP Target 2040 Fund	111		—
MAP Target 2050 Fund	10,911		—
Stock Fund	1,770,807	*	2,327,618	*
Profit Sharing Managed Pool[1]	1,274,039	*	874,304	*

	$7,110,982		$6,399,260

[1]	Nonparticipant-directed

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended
December 31, 2010
Mutual funds	$523,833
Common trust funds	41
Stock Fund	(723,578)
Profit Sharing Managed Pool	184,238

$(15,466)

5.	Nonparticipant-Directed Investments
The Profit Sharing Managed Pool is a nonparticipant-directed investment managed by the Company. Information about the net assets and the significant components of the changes in net assets relating to the Profit Sharing Managed Pool is as follows:

	December 31,	December 31,
	2010	2009

Net Assets:
Mutual funds[1]	$1,242,418	$830,011
Cash equivalent	31,531	44,291
Dividends receivable	—	2

	$1,274,039	$874,304

Year Ended
December 31, 2010
Changes in Net Assets:
Employer contribution	$300,000
Dividends	16,777
Net appreciation	167,460
Net loan activity	(12,466)
Benefits paid to participants	(72,036)

$399,735

[1]	Mutual fund investments of the Profit Sharing Managed Pool consist of funds identified as managed by USGI in Note 1.
6.	Fair Value Measurements
FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides guidance for using fair value to measure assets and liabilities, defines fair value and establishes a framework for measuring fair value under GAAP. That framework provides a fair value hierarchy for disclosure of fair value measurements summarized as follows:
Level 1 — quoted prices in active markets for identical assets or liabilities
Level 2 — significant observable inputs (including quoted prices for similar assets and liabilities in active markets)

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
Level 3 — significant unobservable inputs (for example cash flow modeling inputs based on assumptions)
The level in the fair value hierarchy within which the asset or liability is categorized is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Mutual funds: Valued at the net asset value (“NAV”) of shares held at year-end. The funds are traded on an active market.
Common trust funds: Valued using the NAV provided by the trustee of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of units outstanding. Underlying assets consist of investments traded on active markets. These funds permit daily redemption of units.
Stock Fund: Valued using quoted market price of stock, plus the value of any cash equivalent.
Profit Sharing Managed Pool: Valued at the NAV of shares in mutual funds held at year-end, plus the value of any cash equivalent.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.
The following table presents the Plan’s investments at fair value by level, within the fair value hierarchy, at December 31, 2010, and 2009:

	Investment Assets at Fair Value at December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Money market fund	$875,803	$—	$—	$875,803
Fixed income fund	146,262	—	—	146,262
Balanced fund	164,839	—	—	164,839
Growth fund	488,737	—	—	488,737
Domestic equity fund	296,117	—	—	296,117
Resource funds	1,092,712	—	—	1,092,712
International equity funds	990,422	—	—	990,422

	4,054,892	—	—	4,054,892
Common trust funds:
Target date funds	11,244	—	—	11,244
Stock Fund	1,770,807	—	—	1,770,807
Profit Sharing Managed Pool	1,274,039	—	—	1,274,039

Total	$7,110,982	$—	$—	$7,110,982

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)

	Investment Assets at Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Money market fund	$790,877	$—	$—	$790,877
Fixed income fund	117,861	—	—	117,861
Balanced fund	77,769	—	—	77,769
Growth fund	431,657	—	—	431,657
Domestic equity fund	217,513	—	—	217,513
Resource funds	709,413	—	—	709,413
International equity funds	852,248	—	—	852,248

	3,197,338	—	—	3,197,338
Stock Fund	2,327,618	—	—	2,327,618
Profit Sharing Managed Pool	874,304	—	—	874,304

Total	$6,399,260	$—	$—	$6,399,260

There were no transfers in or out of Levels 1, 2 or 3 during the period.
There are no Plan liabilities required to be recorded at fair value at December 31, 2010.
7.	Parties-in-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of mutual funds managed by USGI. Because USGI is the Plan administrator as defined by the Plan and the Plan sponsor, these transactions qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment management services. Fees and expenses paid by the mutual funds are reflected as a reduction of the return earned on each fund.
The Stock Fund includes class A common stock of USGI, transactions in which qualify as party-in-interest transactions. The Stock Fund made purchases of 22,500 shares of USGI class A common stock with an aggregate cost of $178,549 during 2010. There were no sales. The market value of USGI class A common stock held in the Stock Fund at December 31, 2010, was $1,691,690 (208,080 shares).
Participant loans are also considered party-in-interest transactions.
Because cash in the Plan is invested in a mutual fund managed by Cavanal Hill Investment Management, Inc., a wholly owned subsidiary of Bank of Oklahoma, N.A. (a wholly owned subsidiary of BOKF), these transactions qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment in this mutual fund. Fees and expenses paid by the mutual fund are reflected as a reduction of the return earned on the fund.
Bank of Oklahoma, N.A. is the trustee and custodian for the MAP target date funds; transactions in these common trust funds also qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment in the MAP funds. Fees and expenses paid by the common trust funds are reflected as a reduction of the return earned on each fund.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)
8.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
9.	Tax Status
The Plan is qualified and the trust established under the Plan is exempt from federal income taxes as provided by the appropriate sections of the Internal Revenue Code (“IRC”). As of December 31, 2010, the Plan does not have a determination letter from the Internal Revenue Service (“IRS”) confirming its exemption from federal income tax and its status as a qualified trust. The Plan has adopted the Bank of Oklahoma, N.A. Prototype Non-Standardized Profit Sharing Plan with CODA, which has received a favorable opinion letter from the IRS dated March 31, 2008, stating that the prototype is designed in accordance with the applicable sections of the IRC. The Plan has since been amended but the Plan administrator and management believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been recorded.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or are expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to tax examinations for years prior to 2007.
10.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. If parties to the financial instruments failed to perform, the maximum accounting loss incurred by the Plan would be the fair value of the investments as stated on the Statements of Net Assets Available for Benefits.
Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
11.	Subsequent Events
The Plan has evaluated for disclosure any subsequent events through the date these financial statements were issued. Effective January 1, 2011, Bank of Texas, N.A. and Bank of Oklahoma, N.A. merged with other affiliated banks that were wholly owned by BOK Financial Corporation into BOKF, NA.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U.S. Global Investors, Inc. 401(k) Plan has duly caused this annual report to be signed on behalf of the U.S. Global Investors, Inc. 401(k) Plan by the undersigned, thereunto duly authorized.

U.S. Global Investors, Inc. 401(k) Plan
Date: June 21, 2011

	By:	/s/ Catherine A. Rademacher
		Name:	Catherine A. Rademacher
		Title:	Chief Financial Officer of U.S. Global Investors, Inc. Plan Administrator